SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2025

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Six Month and Three Month Periods Ended June 30, 2025

On August 13, 2025, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the six-month and three-month periods ended June 30, 2025 (“OPC’s Periodic Report”). English convenience translations of (i) the Report of the Board of Directors for the Six-Month and Three-Month Periods ended June 30, 2025 and (ii) the Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2025, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements with respect to OPC’s plans, expectations and strategy, construction and development projects and development pipeline of OPC (including CPV Group LP and its investees (“CPV Group”)), including their respective portfolios of projects in various stages of development and construction, the expected start of construction and completion date of projects and estimated cost of and investment in projects, expected financing of projects and characteristics of projects (e.g., capacity and technology) and the stage of development and expectations of such projects, including commercial operation date, and the total volume (in MW) of projects in various stages of development, grid connection, carbon capture potential, and other statements relating to other expectations about these projects, financing of the Basin Ranch project and other projects including sources of funding and contributions to shareholders’ equity in the project, expected project construction costs, timelines, contracting and expected timing for an investment decision on the project, expected maintenance work and expected timing of plant shutdowns and commercial operation of plants, agreements and expected agreements with tax equity partners, expected tax benefits, the capacity prices published by the PJM and the expected impact on CPV Group’s results, the timing of the next PJM availability tender and proposed changes in pricing methodology, expectations with respect to interest rates, the war in Israel and expected impact on OPC, the return to routine activities, the forecasted electricity and natural gas prices for 2025, 2026 and 2027 and underlying assumptions and expected electricity margin, capacity tariff and revenues including secured capacity revenues for the rest of 2025, and capacity auctions and expected impact on CPV Group’s revenues and expected timing of future capacity auctions, and the scope of energy hedges, expected generation and net hedged energy margin for 2025, the negotiations for obtaining control and/or exchanging holdings in some of CPV Group’s power plants including the possibility of these negotiations becoming binding agreements, the NYISO and ISO-NE markets capacity payments and availability prices, plans for hedging electricity margins, the impact of seasonal fluctuations in tariffs, carbon emissions regulation and the expected impact on CPV Group, gas supply agreements, plans and agreements for supply of electricity, and statements with respect to the industry and market and potential and proposed regulatory and political developments and expected impact on OPC, the impact of seasonality, the Electricity Authority tariffs, the expected impact of U.S. Government policy changes on CPV Group’s business, the recently published regulation in Israel that will apply to renewable energy generation facilities with integrated storage and the expected and potential impact on OPC, potential investments and investment opportunities in the renewable energy sector and other non-historical statements. These statements are not historical facts, but rather are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements.

Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of projects, risks as to the feasibility of projects with carbon capture potential, the risk that OPC (including CPV Group) may fail to develop or complete projects (including the Basin Ranch project) or any other planned transactions as planned (including risks as to the actual cost and characteristics of projects and other transactions) or at all, the risk that tenders are not successful and that development projects do not proceed to construction, risks relating to grid connection, risks relating to financing of construction and development projects including Basin Ranch, risks relating to new and existing regulations and proposed changes to regulations including tariff structure, risks relating to license requirements and regulatory decisions, risks relating to tariffs and gas prices and hedging and the impact on OPC’s results, risks relating to electricity prices and natural gas prices in the U.S. and Israel including the risk that prices may differ from the forecasts included in OPC’s report and the impact of hedging arrangements of CPV Group, risks relating to the war in Israel and its impact on OPC and its business including the ability to obtain insurance, risks with respect to potential acquisitions or other investments by OPC and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise. Capitalized terms used but not defined herein shall have the meanings given to them in OPC’s Periodic Report.

* * *

OPC’s Periodic Report has been prepared and published by OPC and Kenon makes no representation or warranty as to such report or the information contained. Statements of intent, goals, plans and similar expressions included in OPC’s Periodic Report are those of OPC and/or CPV Group and not of Kenon.

Exhibits

99.1
OPC Energy Ltd. - Report of the Board of Directors for the Six-Month and Three-Month Periods ended June 30, 2025, as published on August 13, 2025 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2	OPC Energy Ltd. - Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2025, as published on August 13, 2025 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: August 13, 2025	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer